FILED BY EXPRESS SCRIPTS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-6(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS, INC.,

ARISTOTLE HOLDING, INC. AND MEDCO HEALTH SOLUTIONS, INC.

REGISTRATION NO. 333-177187

Text Ads for Politico Pulse Email Newsletter (Dec 5-9)

Monday, December 5:

INLINE AD:

**A message from Express Scripts and Medco: The status quo – skyrocketing healthcare costs – is unacceptable. More of the same won’t do. The country needs game-changing ideas, and a combined Express Scripts and Medco is poised to deliver them. Find out how at www.betterrxcare.com **

FOOTER AD:

**A message from Express Scripts and Medco: Americans throw away more than $400 billion each year on wasteful pharmacy behaviors. How? By taking an expensive brand instead of a clinically equivalent generic. By getting their prescriptions filled at the most expensive pharmacies. And by not staying on the medicines that their doctors prescribed. Express Scripts and Medco will work together to remove this waste from our healthcare system, all while improving health outcomes. Find out how at www.betterrxcare.com **

Tuesday, December 6:

INLINE AD:

** A message from Express Scripts and Medco Health Solutions: During today’s Senate Judiciary Committee hearing (2:30 PM ET), follow @ExpressScripts for insights into how the Express Scripts / Medco merger will lower healthcare costs and improve outcomes. **

FOOTER AD:

** A message from Express Scripts and Medco Health Solutions: As a combined company, Express Scripts and Medco will collaborate with healthcare professionals to further improve healthcare beyond what either can do on its own. The merger will accelerate our ability to address inefficiencies and better protect working families from the rising costs of prescription drugs. Today at 2:30 PM ET, we will be making our case in front of the Senate Judiciary Committee. For more details before, during and after the hearing, follow us on Twitter at @ExpressScripts

Wednesday, December 7:

INLINE AD:

** A message from Express Scripts and Medco Health Solutions: The right merger. The right time. The right benefits. Express Scripts and Medco help make medicine safer and more affordable. Learn more: www.betterrxcare.com **

FOOTER AD:

** A message from Express Scripts and Medco Health Solutions: Pharmacy benefit managers like Express Scripts and Medco are part of the solution to one of America’s great healthcare challenges. We drive out wasteful spending with multiple programs that eliminate billions in unnecessary healthcare costs. We make medicines more affordable for consumers, offering average savings of 27% on branded medications and 53% on generic drugs. Our proven clinical and patient engagement programs help patients be more adherent to medicines, improving their health outcomes. We’re applying advanced technologies so that we have fewer prescription errors. Find out more about how we’re helping save money and help people live better lives: www.betterrxcare.com **

Thursday, December 8:

INLINE AD:

** A message from Express Scripts and Medco Health Solutions: The 4,000 pharmacists we employ are focused on revolutionizing the prescription drug benefit, delivering more for the country. More personalized care and availability. More innovation. And more affordability. Find out how at www.betterrxcare.com **

FOOTER AD:

** A message from Express Scripts and Medco Health Solutions: Express Scripts and Medco have a long, well-established history of working with pharmacies and pharmacists to deliver healthcare. After all, we have more than 4,000 pharmacists on staff, so we understand what they need in order to do their jobs well. Our payment processing systems give pharmacists more time to spend counseling patients instead of filling out forms. For smaller pharmacies, finding out whether a prescription was covered used to take weeks, or even months. Our instant adjudication systems remove the uncertainty and risk. When pharmacists are limited to the information in their own systems and what patients share about their therapies, costly medication errors can occur. We notify pharmacists of harmful interactions and other clinical criteria that assist them in practicing pharmacy. Find out more at: www.betterrxcare.com **

Friday, December 9:

INLINE AD:

** A message from Express Scripts and Medco Health Solutions: The merger of our two companies will accelerate our ability to apply the innovative solutions needed to address one of the country’s greatest healthcare challenges – the skyrocketing cost of medicine. To learn more, visit: www.betterrxcare.com. **

FOOTER AD:

** A message from Express Scripts and Medco Health Solutions: We work every day to make medicines safer and more affordable. Moving forward as one company, Express Scripts and Medco will continue to do what’s right for America. Find out more at www.betterrxcare.com **

For a Healthier America

Improve Outcomes Drive Out Waste Increase Safety Lower Costs

Working together, Express Scripts and Medco will compound our complementary strengths to deliver innovative solutions to one of the country’s greatest healthcare challenges: the skyrocketing cost of medicine. Moving forward as one company, we’ll continue doing what’s right for America.

The right merger. The right time. The right benefits.

EXPRESS SCRIPTS MEDCO

© 2011 Express Scripts, Inc. All Rights Reserved. 11-XXXX

Every month is a juggling act … food, medicine, basic necessities … sometimes I have to choose and it’s not easy

Americans are asking for help with the rising cost of prescription drugs.

Moving forward as one company, Express Scripts and Medco will continue to make medicines safer and more affordable while improving health outcomes for those we serve. By driving out wasteful spending, we eliminate billions in unnecessary healthcare costs and provide the quality care our patients deserve. Together, we’ll continue doing what’s right for America.

The right merger. The right time. The right benefits.

EXPRESS SCRIPTS MEDCO

© 2011 Express Scripts, Inc. All Rights Reserved. 11-XXXX

RADIO AD

Treatment #1:

SOUND	SCRIPT
(FEMALE SENIOR CITIZEN)	EVERY MONTH IS A JUGGLING ACT. FOOD. MEDICINE. BASIC NECESSITIES. SOMETIMES I HAVE TO CHOOSE AND IT’S NOT EASY.

NARR: (MALE VOICE)

AMERICANS ARE ASKING FOR HELP WITH THE RISING COST OF PRESCRIPTION DRUGS.

BY MERGING AS ONE COMPANY, EXPRESS SCRIPTS AND MEDCO WILL MAKE MEDICINES SAFER AND MORE AFFORDABLE, WHILE IMPROVING HEALTH OUTCOMES FOR THOSE WE SERVE.

(MALE SENIOR CITIZEN)	I TAKE FOUR PRESCRIPTIONS. IT COSTS A LOT.

NARR: (MALE VOICE)	EXPRESS SCRIPTS AND MEDCO DRIVE DOWN COSTS BY NEGOTIATING WITH THE BIG DRUG COMPANIES AND PHARMACIES, SO YOU CAN AFFORD THE MEDICINES YOU NEED.

(FEMALE SENIOR CITIZEN)	I NEED MY MEDICINES, BUT I NEED OTHER THINGS TOO. WHO’S LOOKING OUT FOR ME?

NARR: (MALE VOICE)

MERGING EXPRESS SCRIPTS AND MEDCO WILL MAKE US BETTER ABLE TO ADDRESS THE SKYROCKETING COST OF PRESCRIPTION MEDICINE, ONE OF OUR COUNTRY’S GREATEST CHALLENGES.

EXPRESS SCRIPTS AND MEDCO: THE RIGHT MERGER AT THE RIGHT TIME FOR THE RIGHT BENEFITS. MOVING FORWARD TOGETHER, EXPRESS SCRIPTS AND MEDCO WILL IMPROVE HEALTHCARE IN AMERICA.

FOR MORE: VISIT WWW.BETTERRXCARE.COM.

Treatment #2:

SOUND	SCRIPT
NARR: (MALE OR FEMALE VOICE)

THINK ABOUT THE BENEFITS YOU GET FROM YOUR EMPLOYER – SUCH AS MEDICAL, DENTAL AND VISION.

WHILE YOU MAY VISIT YOUR DOCTOR ONCE OR TWICE, MOST PEOPLE USE THEIR PHARMACY BENEFIT MORE THAN TEN TIMES A YEAR.

BY MERGING TOGETHER, PHARMACY BENEFIT MANAGERS EXPRESS SCRIPTS AND MEDCO CAN DO EVEN MORE TO HELP YOU GET THE MOST FROM YOUR BENEFIT.

WE NEGOTIATE LOWER PRICES FROM THE BIG DRUG COMPANIES.

WE WORK WITH PHARMACIES TO PROVIDE BROAD ACCESS TO SAFE, AFFORDABLE MEDICINES.

AND EXPRESS SCRIPTS AND MEDCO ALSO OFFER THE CONVENIENCE AND AFFORDABLILITY OF HOME DELIVERY OF YOUR PRESCRIPTIONS.

AS ONE COMPANY, EXPRESS SCRIPTS AND MEDCO WILL APPLY INNOVATIVE SOLUTIONS THAT ADDRESS ONE OF OUR COUNTRY’S GREATEST HEALTHCARE CHALLENGES: THE SKYROCKETING COST OF MEDICINE.

EXPRESS SCRIPTS AND MEDCO: THE RIGHT MERGER AT THE RIGHT TIME FOR THE RIGHT BENEFITS. MOVING FORWARD TOGETHER, EXPRESS SCRIPTS AND MEDCO WILL IMPROVE HEALTHCARE IN AMERICA.

FOR MORE: VISIT WWW.BETTERRXCARE.COM.

* * *

FORWARD LOOKING STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

This material may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following:

STANDARD OPERATING FACTORS

•

Our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain clients while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and cross sell new products and services to our existing clients;

•	Our failure to anticipate and appropriately adapt to changes in the rapidly changing health care industry;

•

Changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply;

•	Changes to the healthcare industry designed to manage healthcare costs or alter healthcare financing practices;

•	Changes relating to our participation in Medicare Part D, the loss of Medicare Part D eligible members, or our failure to otherwise execute on our strategies related to Medicare Part D;

•

A failure in the security or stability of our technology infrastructure, or the infrastructure of one or more of our key vendors, or a significant failure or disruption in service within our operations or the operations of such vendors;

•	Our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;

•	The termination, or an unfavorable modification, of our relationship with one or more key pharmacy providers, or significant changes within the pharmacy provider marketplace;

•

The termination, or an unfavorable modification, of our relationship with one or more key pharmaceutical manufacturers, or the significant reduction in payments made or discounts provided by pharmaceutical manufacturers;

•	Changes in industry pricing benchmarks;

•

Results in pending and future litigation or other proceedings which would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with such proceedings;

•	Our failure to execute on, or other issues arising under, certain key client contracts;

•

The impact of our debt service obligations on the availability of funds for other business purposes, and the terms and our required compliance with covenants relating to our indebtedness; our failure to attract and retain talented employees, or to manage succession and retention for our Chief Executive Officer or other key executives;

TRANSACTION-RELATED FACTORS

•	Uncertainty as to whether Express Scripts, Inc. (Express Scripts) will be able to consummate the mergers with Medco Health Solutions, Inc. (Medco) on the terms set forth in the merger agreement;

•	The ability to obtain governmental approvals of the mergers;

•	Uncertainty as to the market value of Express Scripts merger consideration to be paid and the stock component of the Medco merger consideration;

•

Failure to realize the anticipated benefits of the mergers, including as a result of a delay in completing the mergers or a delay or difficulty in integrating the businesses of Express Scripts and Medco;

•	Uncertainty as to the long-term value of Express Scripts Holding Company (currently known as Aristotle Holding, Inc.) common shares;

•	Limitations on the ability of Express Scripts and Express Scripts Holding Company to incur new debt in connection with the transaction;

•	The expected amount and timing of cost savings and operating synergies; and

•	Failure to receive the approval of the stockholders of either Express Scripts or Medco for the mergers.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Express Scripts’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in Medco’s most recent reports on Form 10-K and Form 10-Q and other documents of Express Scripts, Aristotle Holding and Medco on file with the Securities and Exchange Commission (“SEC”), including the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding with the SEC, which was declared effective on November 15, 2011. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus of Medco and Express Scripts contained therein (including all amendments or supplements to it) because they contain important information. Any forward-looking statements made in this material are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Express Scripts, Medco or Aristotle Holding. In connection with the Agreement and Plan of Merger among Medco, Express Scripts, Aristotle Holding, Plato Merger Sub, Inc. and Aristotle Merger Sub, Inc. (the “Merger”), Medco, Express Scripts and Aristotle Holding have filed relevant materials with the SEC and intend to file additional materials. On November 15, 2011, the SEC declared effective the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding. On November 18, 2011, Express Scripts, Medco and Aristotle Holding commenced mailing of the definitive joint proxy statement/prospectus regarding the Merger. SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED BY EXPRESS SCRIPTS, MEDCO AND ARISTOTLE HOLDING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDCO, EXPRESS SCRIPTS, ARISTOTLE HOLDING AND THE MERGER. The joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding and other relevant materials, and any other documents filed by Express Scripts, Aristotle Holding or Medco with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to:

Mackenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

Express Scripts, Aristotle Holding and Medco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Express Scripts and Medco in connection with the Merger. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ definitive proxy statement, dated March 21, 2011, for its 2011 annual general meeting of stockholders. Information about Medco’s directors and executive officers is available in Medco’s definitive proxy statement, dated April 8, 2011, for its 2011 annual general meeting of stockholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding and the amendments and supplements thereto.